

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 27, 2022

<u>Via email</u>
Yi Gao
Simpson Thacher & Bartlett
ICBC Tower, 35th Floor
3 Garden Road
Hong Kong

    Re: **Qudian Inc. (the "Company")**
    File No.:   **001-38230**

Dear Yi Gao,

  We received your letter dated September 29, 2022 responding to comments from the staff of the Division of Corporation Finance on behalf of the Company, in which you request, that the staff permit the Company to file the audited financial statements of Secoo Holding Limited ("SECO") for the full years of 2020 and 2021 (the "Full Year Financial Statements") in lieu of financial statements for the period from June 17, 2020 to December 31, 2020 and the period from January 1, 2021 to December 28, 2021 (collectively, the "Partial Year Financial Statements") required by Rule 3-09 of Regulation S-X in the Company's Form 20-F for the year ended December 31, 2021 (the "2021 Form 20-F").

  Based on the information you provided in your letter and pursuant to our authority in Rule 3-13 of Regulation S-X, we permit the Company to substitute SECO's 2020 and 2021 Full Year Financial Statements for the Partial Year Financial Statements required by Rule 3-09 of Regulation S-X in the Company's 2021 Form 20-F and in any future filings that these specific Partial Year Financial Statements are required. If you have any questions regarding this letter, please call me at (202) 551-3400.

       Sincerely,

       /s/ Lindsay McCord

       Lindsay McCord
       Chief Accountant

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.